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UNITEI
SECURITIES AND E)
Washingt

09058992

AB* 3/10

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SEC Mail Processing
Section

MAR 02 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 051687

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DZ Financial Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gerhard Summerer — (212) 745 1600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KO 3/20

OATH OR AFFIRMATION

I, Gerhard Summerer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DZ Financial Markets LLC, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

G. Summerer 02/25/09

Signature Date

NADJA MERTESZ
NOTARY PUBLIC, State of New York
No. 01ME6172367
Qualified in Westchester County
Commission Expires Aug. 6, 2010

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Financial Statements:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 4

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Member
DZ Financial Markets, LLC
New York, New York

We have audited the accompanying statement of financial condition of DZ Financial Markets, LLC (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DZ Financial Markets, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 25, 2009

DZ Financial Markets, LLC

Statement of Financial Condition
December 31, 2008

ASSETS

Cash and Cash Equivalents	$ 10,610,268
Receivable from Clearing Broker	256,157
Interest Receivable	2
Furniture, Equipment and Leasehold Improvements, at cost, less accumulated depreciation and amortization of $10,364	4,488
Total assets	$ 10,870,915

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Payable to parent	$ 499,347
Accounts payable and accrued expenses	244,288
Total liabilities	743,635
Member's Equity	10,127,280
Total liabilities and member's equity	$ 10,870,915

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Organization

DZ Financial Markets, LLC (the "Company"), is a wholly owned subsidiary of DZ BANK AG (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker for U.S. Qualified Institutional Buyers ("QIBs") that engage in foreign and domestic securities trading and private placement activities. The Company also provides advisory services for underwriters and companies which intend to go public. All trades and placements are executed through affiliates on a delivery versus payment basis.

The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") agreement with its clearing broker, BNP Paribas Securities Corp ("BNPPSC"). The Company clears transactions on a fully disclosed basis through BNPPSC, a U.S. registered broker-dealer.

The Company has agreed to indemnify BNP Paribas Security Corp. for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2008, there were no unsecured amounts owed to the clearing broker by these customers.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company, are exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Note 2. Significant Accounting Policies

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions, including those regarding financial instrument valuations and certain accrued liabilities, that affect the related amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase. From time to time, the Company's account balance held at financial institutions exceeds Federal Depository Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization.

The Company is a single member limited liability company ("LLC") that has elected to be a disregarded entity for Federal and State income tax purposes. As such, the results of operations are included on the income tax return of its Parent who is responsible for all income taxes.

Note 2. Significant Accounting Policies (Continued)

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its consolidated financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. This statement is effective in fiscal years beginning after November 15, 2007 and, therefore, the effective date for the Company is January 1, 2008. The Company's adoption of SFAS No. 157 on January 1, 2008 did not have a material effect on its financial statements, although it resulted in new disclosures.

Note 3. Related Party Activities

The Company has service agreements with the Parent. The Company shares many of the same resources to benefit from infrastructural cost savings in the conduct of their business.

The Parent provides office space and certain administrative services to the Company. The related payables in the amount of $408,795 are recorded as "Payable to Parent" on the statement of financial condition.

The Company participates in a health plan with the Parent.

Note 4. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2008, the Company had net capital and excess net capital of $10,122,632 and $10,022,632, respectively. The ratio of aggregate indebtedness to net capital was approximately .08 to 1.

DZ Financial Markets, LLC

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934.